EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2007, relating to the financial statements of Life Time Fitness, Inc. and its Subsidiaries (which report expressed an unqualified opinion and includes an explanatory paragraph relating to Life Time Fitness, Inc.’s change in method of accounting for share-based compensation in 2006 as described in Note 2) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Life Time Fitness, Inc. for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
August 23, 2007